INTERNATIONAL CORE FUND

AMENDMENT TO SUB-ADVISORY AGREEMENT

AMENDMENT (the “Amendment”) made this 1st day of July, 2015 to Sub-Advisory Agreement (the “Agreement”) executed as of January 1, 2014 between JOHN HANCOCK ADVISERS, LLC, a Delaware limited liability company (the “Adviser”), and GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Subadviser”).  In consideration of the mutual covenants herein contained, the parties agree as follows:

1.

CHANGES IN APPENDIX A

Appendix A is amended to aggregate additional portfolios for purposes of calculating breakpoints in the subadvisory fee for John Hancock International Core Fund as set forth in Appendix A.

2.

EFFECTIVE DATE

The Amendment shall become effective with respect to the fund on the later of:

(i) the date of its execution, and

(ii) approval by the Board of Trustees of the Trust of the Amendment.

(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK ADVISERS, LLC

By:

/s/ Leo Zerilli

Name:

Leo Zerilli

Title:

Senior Vice President and

Chief Investment Officer

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ J B Kittridge
Name: J B Kittridge
Title: General Counsel

By:
Name:
Title:

APPENDIX A

The Subadviser shall serve as investment subadviser for the Fund.  The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement, the fee computed as indicated below.

1.    For purposes of calculating the fee to be paid to the Subadviser under this Agreement:

"Fund Assets" shall mean the net assets of the Fund managed by the Subadviser for which the fee is being calculated;

"Other Assets" shall mean the net assets of the portion of assets managed by the Subadviser of the accounts listed in the table under Item 3 below;

"Combined Assets" shall mean the sum of Fund Assets and Other Assets; and

"Daily Fund Net Assets" shall mean the net asset value of the Fund Assets as of the end of each day.

"Daily Combined Net Assets" shall mean the net asset value of the Combined Assets as of the end of each day.

2.    The Subadviser’s fee shall be calculated and accrued daily based upon the Daily Fund Net Assets and the sum of the daily fee accruals shall be paid monthly in arrears (within 10 days of receipt by the Adviser of an invoice from the Subadviser).  The fee accrued each calendar day shall be calculated by applying the Applicable Rate, as determined in accordance with Item 4 below, to the Daily Fund Net Assets, and dividing by 365 (366 in a leap year).

3.    The following table shall be used to determine the Other Assets that correspond to the Fund:

Names of Accounts Used to Calculate “Other Assets”

International Core Trust, a series of John Hancock Variable Insurance Trust

Global Equity (Ex-U.S.) Fund, a sub-fund of John Hancock Worldwide Investors, PLC.

4.    The following fee schedule shall be used to determine the Applicable Rate used in calculating the fee to be paid to the Subadviser under this Agreement, in each case based on the Daily Combined Net Assets as indicated.

Fund	First Tranche: Daily Combined Net Assets up to $100 million	Second Tranche: Daily Combined Net Assets Next $900 million	Third Tranche: Daily Combined Net Assets Next $1 billion	Fourth Tranche: Daily Combined Net Assets Next $1 billion	Fifth Tranche: Daily Combined Net Assets Next $1 billion	Sixth Tranche: Daily Combined Net Assets Excess over $4 billion
John Hancock International Core Fund	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Unless otherwise indicated above, the “Applicable Rate” is equal to (a) the sum of the products of the percentage and the dollar amount of the portion of Daily Combined Net Assets in each respective tranche, divided by (b) the total amount of Daily Combined Net Assets.